EXHIBIT 99.1

Gil Sharon, CEO of Pelephone, Resigns

Gil Sharon, CEO of Pelephone, announced that he was ending his tenure after ten years as CEO of the Company, following his upcoming appointment as CEO of Discount Investment Corporation. Sharon will be leaving Pelephone in three months, after transitioning the role to his successor.

Sharon, 52, has managed Pelephone over the past ten years and led it to outstanding commercial success, as Israel’s leading cellular provider. In 2008, Sharon led Pelephone’s migration to one of the most advanced networks in the world, along with a complete brand overhaul for the Company.

During Sharon’s tenure, Pelephone has become one of the most profitable companies in the industry, with the fastest network speeds in the country, which enabled it to increase market share and revenues. Today, Pelephone is considered the most efficient industry player, and is recognized as having the lowest subscriber churn rates.

Earlier, Gil Sharon stated, “I am very proud of my term as CEO of Pelephone. Over these years, we have seen numerous achievements, and have transformed Pelephone into the leading company in the market. I would like to thank Shaul Elovitch for his trust and support all along the way. I thoroughly enjoyed working with Shaul and my colleagues in Pelephone’s management team. It was a great and unforgettable period in my life.”

Shaul Elovitch, Chairman, Bezeq Group stated, “I would like to thank Gil Sharon for his tremendous contribution to the Company. Under Gil’s leadership, Pelephone has become the best cellular provider in Israel. Gil knew how to define our vision and lead the Company to achieving it. I enjoyed working together and I wish him the greatest success in the future.”